

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

Mr. David H. Watkins
President & Chief Executive Officer
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3A8

> **Re: Atna Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated August 30, 2007**
> **File No. 000-29336**

Dear Mr. Watkins:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006, and response letter dated August 30, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   Please add an explanatory note in the forepart of your amendment, briefly explaining the reasons for the amendment and directing readers to those sections of the filing where further details may be found.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

2.   We note that you added a Canadian to U.S. GAAP cash flow reconciliation in your draft amendment in response to prior comment 3. Tell us the reasons that the amounts being reclassified from the investing section to the operating section do not coincide with the amounts reported as exploration and development expenditures in your Canadian GAAP Statements of Cash Flows. Please be sure to explain how the cash expenditures reported in your primary financial statements correlate with the amounts expensed each period under U.S. GAAP (i.e., address the timing of the expenditure relative to obligation).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

                                            Sincerely,

                                            Karl F. Hiller
                                            Branch Chief